Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

November 3, 2009

Catalyst posts improved results but market challenges persist

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded net earnings of $13.2 million ($0.03 per common share) on sales of $263.4 million for the third quarter of 2009 compared to a net loss of $1.9 million ($0.01 per common share) on sales of $291.5 million in the second quarter. Net earnings reflect a $33 million after-tax gain on translation of long-term U.S. dollar denominated debt, comparable to the gain in the second quarter.

Before this specific item, Catalyst posted a net loss in the third quarter of $19.8 million ($0.05 per common share), compared to a net loss before specific items of $25.6 million in the second quarter ($0.06 per common share).  Catalyst’s third quarter operating loss of $13.0 million compared favorably to $29.7 million ($17.4 million before restructuring) in the preceding quarter.  However, sales revenues continue to be eroded by the stronger Canadian dollar and weak paper markets.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter were $22.9 million, up significantly from $6.1 million in the second quarter, due primarily to the absence of restructuring costs. Free cash flow was $6.3 million in the third quarter, compared to negative free cash flow of $6.4 million in the preceding quarter. Overall liquidity increased by $16.7 million during the quarter.

“With the exception of pulp, the best that can be said about third quarter markets is that demand decline has slowed down,” said President and CEO Richard Garneau. “Looking to the fourth quarter and into 2010, we expect results to come under heavy pressure due to the continued weak markets, uncertainty in pricing recovery, and the negative impact of an escalating Canadian dollar.”

To align production with customer orders, curtailments continued at the previous quarter’s level, and represented 42 per cent of total capacity. All three paper machines at Elk Falls remained indefinitely idled and the Snowflake recycled paper mill continued to take periodic curtailment.  NBSK production at Crofton remained down through the third quarter, although market improvement enabled the re-start of one pulp line on October 5, 2009. Fibre constraints prevented restart of the second line.

Market conditions generally remained weak across all paper grades, due to the slowdown in retail advertising and declining demand for newsprint. Paper prices were down from the previous quarter across all segments. Pulp prices improved, as inventory levels tightened and Chinese demand strengthened.

Further reductions were achieved in operating and fixed costs, and average delivered cash costs per tonne were reduced for speciality printing papers and newsprint. Implementation of measures to achieve lower manufacturing costs continued.

Powell River Energy Inc. (PREI) closed its previously announced refinancing in the third quarter, replacing $75 million of debt with a new $95 million issue of non-recourse first mortgage bonds. PREI is a 50 per cent joint venture between Catalyst and Great Lakes Hydro Income Fund. Catalyst also continues to assess refinancing alternatives for its senior unsecured notes in advance of their 2011 and 2014 maturity dates.

Subsequent to quarter end an extension was granted on the amortization payments for the unfunded liability for the company’s defined benefit pension plans. As a result, $8.6 million in cash payments will be deferred over the rest of 2009 and 2010. Catalyst also qualified in October for $18 million in credits under the federal Green Transformation Program, use of which will require capital expenditures on green energy and/or energy efficiency and environmental improvement projects.

On October 16, 2009, the BC Supreme Court dismissed one of four petitions brought by Catalyst to set aside the Class 4 property tax rates in BC municipalities where its mills are located. Catalyst has until November 16 to appeal the decision. A reserve equal to the unpaid property taxes and associated penalties is in place.

There is little indication yet of a sustained recovery in print advertising levels. Specialty printing paper prices are expected to remain weak in the fourth quarter, with further price erosion for directory in 2010. Despite the announced fourth quarter price increases for newsprint, sustained recovery is not expected considering the low operating rates in North America. Similarly, China demand slowdown could temper recent market pulp price increases. High levels of production curtailment and cash flow pressures are expected to continue through year-end and into 2010 as a result of historically low industry operating rates and the recent strength of the Canadian dollar.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$907.4	$263.4	$291.5	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5

Operating earnings (loss)	(18.5)	(13.0)	(29.7)	24.2	(157.4)	11.5	14.0	(153.3)	(29.6)

EBITDA 1	90.1	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items 1	106.6	22.9	18.4	65.3	189.5	65.9	66.2	30.7	26.7

Net earnings (loss)	32.3	13.2	(1.9)	21.0	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)
– before specific items 1	(36.8)	(19.8)	(25.6)	8.6	(28.0)	9.3	7.2	(22.7)	(21.8)

EBITDA margin 1	9.9%	8.7%	2.1%	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items 1	11.7%	8.7%	6.3%	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%

Net earnings (loss) per share (in dollars) – basic and diluted	$0.08	$0.03	$(0.01)	$0.06	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)
– before specific items (in dollars) – basic and diluted 1	(0.09)	(0.05)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Q3 2009 MD&A – Section 8, “Non-GAAP Measures” for further details.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call on Wednesday, November 4, 2009 at 11 a.m. ET, 8 a.m. PT to present the company’s third-quarter results. Financial analysts and institutional investors are invited to dial 1-800-732-9303 (North America) or 1-416-644-3416 (Toronto / International) reservation number 21310328#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com/investors/events.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings, production volumes, curtailment of operations and potential restructuring of our senior unsecured notes, are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for our products, changes, or lack thereof, in North American production capacity, levels of advertising, product pricing, our ability to achieve operating and labour cost reductions, our ability to restructure our senior unsecured notes on favourable terms and courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in Catalyst’s management’s discussion and analysis contained in Catalyst’s third quarter 2009 interim report available at www.sedar.com.

Investors	Media

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4013	(604) 247-4713